

March 15, 2011

Mr. J.R. Stirling
President
American First Financial, Inc.
12900 Vonn Road, Suite B102
Largo, Florida 33774

 Re: **American First Financial, Inc.**
        Amendment Number Four to Form 10, filed February 23, 2011
        Form 10-K for the year ended March 31, 2010, filed January 14, 2011
        Form 10-Q for the period ended December 31, 2010, filed February 22, 2011
        <u>**File No. 000-53578**</u>

Dear Mr. Stirling:

We have reviewed your letter dated February 22, 2011, Amendment Number Four to Form 10, Form 10-K for the year ended March 31, 2010, filed January 14, 2011, and Form 10-Q for the period ended December 31, 2010. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment Number Four to Form 10</u>

<u>Item 1. Business, page 4</u>

1. In future periodic reports, revise the business disclosures to indicate whether or not you have mortgage operations or have curtailed them temporarily or permanently, and, how you earn your revenues, including what actual functions you performed to earn the revenues.

Item 13. Audited Financial Statements

Statement of Cash Flows, page 23

2. Please revise the face of your statement here to clearly disclose where the 250,000 shares issued in exchange for debt and the 100,000 shares issued for services during the fiscal year ended March 31, 2008, as discussed on page 30, are reflected in your Statement of Cash Flows.

Note 7. Equity, page 30

3. Please tell us, and revise this disclosure as appropriate, whether either of the equity transactions during the fiscal year ended March 31, 2008 were with related parties. If so, please also revise the face of your financial statements to clearly disclose that the amounts reflected therein were with related parties.

4. We note from your response to prior comment 11 from our letter dated January 6, 2011 that the offsetting amount to the $10,000 intangible asset was recorded as an amount payable during the fiscal year ended March 31, 2008. Please revise the face of your Balance Sheet on page 20 to clearly identify this amount as due to a related party as of that date.

Note 9. Related Party Transactions, page 31

5. We further note from your response to prior comment 10(a) that you recorded $20,000 in officer compensation expense for the fiscal year ended March 31, 2010, approximately 75% of which should have been recorded in your interim Statement of Operations as of December 31, 2010 on page 35. However, we note that you only reported $8,630 of general and administrative expenses as of that date. Please tell us why you did not record the entire amount for the nine-month period ended December 31, 2010. Further, please revise the face of your Statement of Operations on page 35 to clearly present officer compensation expense as a related party expense separate from other general and administrative expenses for all periods.

6. We note your response to prior comment 10(c) from our letter dated January 6, 2011. We were unable to locate disclosure in your footnote here related to the $7,500 stock based compensation received by Mr. Stirling during the fiscal year ended March 31, 2009. Please revise to disclose this information here. In your disclosure, please address where this amount is recorded in your financial statements.

Item 14. Unaudited Financial Statements

Balance Sheet, page 34

7. As previously requested, please revise to identify that the demand notes payable are due to a related party.

Statement of Operations, page 35

8. We note your response and revised disclosure to prior comment 12 from our letter dated January 6, 2011. Please further revise to separately present the amount of employee compensation expense recorded, currently presented within general and administrative expenses, as a related party expense for all periods.

Exhibits, page 42

9. In future filings, revise the exhibit item to list all applicable exhibits, i.e., that are still in effect, and use parenthesis after each previously filed exhibit to disclose on what date it was actually filed. In this regard, we would expect the listing to present exhibits for the Articles of Incorporation, the Bylaws, the Net Branch Agreement, the certifications, etc. See the Exhibit Table in Item 601 of Regulation S-K.

Form 10-K for the fiscal year ended March 31, 2010

Item 1. Business

General, page 3

10. We note your disclosure on page 5 which reads "we do know that approximately seventy percent of the loans we do are sub-prime, twenty percent non-conforming and the rest conforming loans." As previously requested in prior comment 2 from our letter dated January 6, 2011, please address the following:
    a. Tell us and revise to describe in detail how you are able to assert that you know the percentage of loans in each category.
    b. To the extent the 70% figure represents a rough estimate rather than a "known" amount, please revise to more clearly disclose it as such and provide sufficient color to transparently describe the level of specificity for which you are able to provide support.
    c. To the extent that you are entirely unable to provide any form of estimate for this period, please revise to omit the 70% figure and disclose the reasons for your lack of sufficient and appropriate records for the historical periods.

d. Confirm in your disclosure that you will begin tracking this data in future periods for disclosure in your periodic documents, beginning in your amended Form 10-Q for the period ended December 31, 2010.

Item 9a. Controls and Procedures, page 15

11. We were unable to locate Management's Report on Internal Control over Financial Reporting in your filing. Please amend this filing to include this report. Please ensure your amended filing includes all required disclosures, such as full Item 9 disclosures, revised disclosures related to other Items as appropriate based on other comments issued to you, updated Certifications, an explanatory note and a cover page.

12. We were unable to locate a response to prior comment 19 from our letter dated January 6, 2011. Therefore, we again point out that it does not appear that you revised your disclosures to discuss remediation efforts taken in response to your conclusion that disclosure controls and procedures were not effective as of March 31, 2010. Therefore, as previously requested, please revise to discuss in detail all remediation efforts you have undertaken to ensure that your disclosure controls and procedures will be effective in future periods.

Item 11. Executive Compensation, page 16

13. We note that certain information for 2009 as disclosed in your Summary Compensation Table on page 17 do not agree with the information disclosed in your most recent Amended Form 10 filed on February 23, 2011. Specifically, we note that the $20,000 amount disclosed as all other compensation for 2009 does not agree to the $27,500 amount as disclosed in your Amended Form 10 and, thus, the total column for 2009 also does not agree. Please revise to reconcile the apparent discrepancies between the two filings.

Financial Statements, page F-2

General

14. It does not appear that your Balance Sheet on page F-2 or your Statement of Operations on page F-3 appropriately identifies items due to or from related parties and the associated income or expense. Therefore, as previously requested in prior comment 12 from our letter dated January 6, 2011, please revise to separately identify on the face of your financial statements for all annual and interim periods all amounts due to or from related parties, as well as any related income or expense amounts. Clearly identify equity transactions with related parties on your equity statement as well as Statement of Operations. Please revise to identify that the demand notes payable are due to a related party.

Statement of Operations, page F-3

15. It does not appear that your weighted average shares outstanding for 2009 as disclosed here agree to the weighted average shares outstanding for 2009 as disclosed on page 21 of your Amended Form 10 filed on February 23, 2011. Please revise to present the correct weighted average shares outstanding for 2009.

Statement of Cash Flows, page F-4

16. We note that your most recent Amended Form 10 filed on February 23, 2011 includes a "non-cash transactions" section. In light of the significance of your noncash transactions, please revise your Statement of Cash Flows here to include a similar section with information for the fiscal years ended March 31, 2010 and 2009.

Note 1. Organization, Business Operations and Summary of Significant Policies
Organization and Business Operations, page F-6

17. Your disclosure that you intend to broker loan submissions in to the "foreseeable future" does not appear to support your assertion in response to prior comment 2 from your response letter filed February 23, 2011 that you will "continue as an operating company but currently any income received is derived from consulting activities."

   a. Please revise this footnote disclosure to accurately reflect your actual, business operations for the periods presented on your Statements of Operations.

   b. Revise to provide a subsequent events footnote to address any additional changes in your business operations since the balance sheet date.

   c. Revise your MD&A to discuss the trends reflected in your results of operations resulting from your changes in revenue streams from loan broker fees to consulting fees. Individually discuss the decreases in your loan broker fees, including the volume of loans brokered in each period. Discuss the nature and volume of your consulting activities for each period presented.

Revenue Recognition, page F-7

18. In light of your response to prior comment 2 from your response letter filed February 23, 2011 that you will "continue as an operating company but currently any income received is derived from consulting activities", please revise to address the following:

    a. Please disclose your revenue recognition policy for consulting fees and to clearly describe the triggers for recognition.

    b. Clearly describe the nature of the services provided.

    c. Revise to break out your consulting fees from your broker fees on the face of your Statement of Operations.

Real Estate Owned, page F-7

19. It appears that the investment property was sold during the fiscal year ended March 31, 2010, and not subsequent to the fiscal year end as disclosed. Please revise to disclose the actual date of sale. Clearly describe the sale transaction including the terms.

Note 7. Equity, page F-14

20. We note your disclosure related to Preferred Stock which reads, "In 2007 all except 2,000 shares of the outstanding Series B Preferred Stock was converted to common shares. During 2008 the remaining 2,000 outstanding Preferred Shares held by the majority common stock shareholder were retired and treated as additional contribution to capital." This disclosure do not agree with your disclosure in Note 7 of your Amended Form 10 filed February 23, 2011, nor does it agree with the information disclosed in your Statement of Stockholders' Equity on page F-5 of this filing. Please revise this footnote disclosure accordingly.

Note 9. Related Party Transactions, page F-15

21. We note your disclosure related to the loan payable to Mr. Stirling of $55,028 and $27,713 at March 31, 2010 and 2009, respectively. We also note that these amounts agree to the line item "Shareholder loans" on the face of your Balance Sheet on page F-2. However, it is unclear from your disclosure where you have recorded the $50,000 note payable due to Mr. Stirling. Please tell us and revise to clearly disclose where this amount is recorded as of each period end, and clearly identify the amount on the face of your Balance Sheet.

22. We note your disclosure that all revenue recorded during the fiscal years ended March 31, 2010 and 2009 were received from a related party, Global Lending Group Inc. Please revise the face of your Statement of Operations on page F-3 to clearly indicate that your origination fees are related party revenues.

23. You disclose that $17,550 of your March 31, 2009 recorded commissions expense was paid to your president, and that a minor amount were paid to outside brokers. Please address the following:

    a. Revise the face of your Statement of Operations on page F-3 to separately present the amount of expenses incurred to related parties versus expenses incurred to third parties for all periods.

    b. Revise this footnote disclosure to disclose the exact amount of commission expense recorded due to outside brokers in 2009.

    c. Revise this footnote disclosure to disclose what or to whom the remaining amount of commission expense recorded in 2009 was related.

24. We note your response to prior comment 11 from our letter dated January 6, 2011, specifically your response to bullet point (c). Accordingly, please revise your disclosure in this footnote to include all of the information contained in your disclosure in Item 7 of your amended Form 10 related to the Net Branch Agreement with Global Lending Group.

Form 10-Q for the fiscal period ended December 31, 2010

General

25. In light of your response to prior comment 2 from your response letter filed February 23, 2011 that you will "continue as an operating company but currently any income received is derived from consulting activities", please revise to address the following:

    a. Please revise this footnote disclosure to accurately reflect your actual, business operations for the periods presented on your Statements of Operations.

    b. Revise to provide a subsequent events footnote to address any additional changes in your business operations since the balance sheet date.

    c. Revise your MD&A to discuss the trends reflected in your results of operations resulting from your changes in revenue streams from loan broker fees to consulting fees. Individually discuss the decreases in your loan broker fees, including the volume of loans brokered in each period. Discuss the nature and volume of your consulting activities for each period presented.

Balance Sheet, page 3

26. It appears your Accumulated Deficit as presented here does not agree to your Accumulated Deficit amount as presented in your Form 10-K for the fiscal year ended March 31, 2010 filed on January 14, 2011. Please revise to ensure the appropriate amounts are reflected in each of your documents.

Statement of Operations, page 4

27. It appears that both your General and administrative expenses for the three-months ended December 31, 2009 and your Weighted average shares outstanding for the nine-months ended December 31, 2009 amounts presented here do not agree to the same, respective line items presented in your Amended Form 10-Q for the fiscal period ended December 31, 2009 filed on February 23, 2011. Please revise to ensure the appropriate amounts are reflected in each of your documents.

Note 9. Commitments and Contingencies, page 9

28. Please revise to discuss the current status of the pending lawsuit referenced in footnote 10 of your Form 10-K for the year ended March 31, 2010. If resolved, disclose the nature and terms of the resolution. Update this footnote for any other contingencies.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 13

29. We note your disclosure here that states you incurred operating costs for legal and professional fees associated primarily to your initial registration statement, but that those expense requirements have decreased "significantly" as interim financial statements are much less and your attorney is charging very little. This appears to contradict your disclosure on page 12 that states your operating expenses increased during the three-months ended December 31, 2010 due in part to "increased SEC filing fees." Please revise to clarify this apparent discrepancy. Further, please revise to address the costs of your remediation efforts related to your internal controls over financial reporting and your disclosure controls and procedures.

Item 4. Controls and Procedures, page 14

30. We were unable to locate a response to prior comment 19 from our letter dated January 6, 2011. Therefore, we again point out that it does not appear that you revised your disclosures to discuss remediation efforts taken in response to your

conclusion that disclosure controls and procedures were not effective as of December 31, 2010. Therefore, as previously requested, please revise to discuss in detail all remediation efforts you have undertaken to ensure that your disclosure controls and procedures will be effective in future periods.

You may contact Brittany A. Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney